MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

September 20, 2011

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

RE:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 10 to the
Form N-4 Registration Statement
(File Nos. 811-8108 and 333-145621)

Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life
Post-Effective Amendment No. 7 to the
Form N-4 Registration Statement
(File Nos. 811-8537 and 333-146506)

Dear Mr. Ruckman:

On behalf of Protective Life Insurance Company, Protective Life and Annuity Insurance Company (together with Protective Life Insurance Company, the “Companies”), Protective Variable Annuity Separate Account, and Variable Annuity Account A of Protective Life, I have enclosed for your convenience a copy of the above-referenced registration statements filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2011.

The enclosed are appropriately marked to reflect all of the changes made from the previous post-effective amendment for each registration statement.  The current post-effective amendments were filed pursuant to Rule 485(a) under the Securities Act of 1933 to revise certain features of the Protective Income Manager rider, increase the mortality and expense risk charge, increase the fees on the Secure Pay rider, remove the “ValuPay” death benefit fee, and add an annual contract maintenance fee to Contracts issued on or after October 3, 2011.  As noted in a telephone call with Elisabeth Bentzinger on September 19, 2011, the Commission Staff previously reviewed all of the new disclosure in the enclosed filings, other than the addition of the annual contract maintenance fee, in post-effective amendment number 8 to the registration statement on Form N-4 (File Nos. 811-8108 and 333-153041), filed with the Commission on September 16, 2011 .

Please find attached acceleration requests from the Companies and the underwriter of the contracts requesting an effective date of October 3, 2011, or as soon thereafter as reasonably practicable.

If you have any questions or comments, please call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.  As always, we greatly appreciate the Staff’s efforts in assisting the Companies with these filings.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan